FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

August 24, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒     Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   X    ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods” or the “Company”] hereby submits the materials to be provided to security holders in connection with extraordinary general shareholders’ meeting held on September 10, 2004, approved according to the Russian law by the resolution of the Company’s Board of directors adopted on August 23, 2004.

1.              Notification to shareholders on Extraordinary General shareholders’ meeting

Wimm-Bill-Dann Foods Open Joint Stock Company (hereinafter the “Company” or “WBD Foods”), located at 16/15, Yauzsky boulevard, room 306, Moscow, 109028, Russian Federation, hereby notifies the shareholders of WBD Foods of an extraordinary general meeting of shareholders of WBD Foods in the form of assembly (joint attendance of shareholders).

Agenda of the General Meeting of Shareholders:

1.                    Early termination of the powers of all members of the Company’s Board of Directors

2.                    Election of members of the Board of Directors

3.                    Concerning approval of transactions involving interested parties.

Date of the meeting: September 10, 2004.

Time of the meeting: registration to start at 10:00 a.m. Moscow time; meeting to start at 11:15 a.m. Moscow time.

Place of the meeting: 16/15, Yauzsky boulevard, room 306, Moscow, 109028, Russian Federation.

Form of the meeting: assembly (joint attendance of shareholders).

Date of preparation of the list of persons entitled to participate in the meeting: July 9, 2004 (at the end of the registrar’s working day).

Registration of shareholders (or their representatives) to participate in the meeting will be conducted on the date of the meeting from 10:00 a.m.  Moscow time at 16/15, Yauzsky boulevard, room 306, Moscow, Russian Federation.

Registrants must present documentary proof of identity, as well as documents confirming their authority: a power of attorney and/or other documents in accordance with RF legislation.

Voting on agenda items will be conducted using ballots.

Shareholders of the Company may inspect and obtain copies of the materials to be provided to shareholders in preparation for the meeting during the 20 days prior to the meeting at 16/15, Yauzsky boulevard, room 306, Moscow, Russian Federation, on working days from 9:00 a.m. until 4:00 p.m. Moscow time.

Board of Directors of WBD Foods

2. Recommendations of the Company’s Board of Directors on Items of the Agenda of the Extraordinary General Meeting of Shareholders of the Company concerning an Early Termination of Authorities and Election of Members of the Company’s Board of Directors

Pursuant to the Charter and the Regulation on the Board of Directors of WBD Foods, the Board of the Directors of the Company shall consist of 11 members.

By its decision of June 22, 2004, the annual general meeting of shareholders of WBD Foods elected 10 members of the Board of Directors of the Company (Minutes No. 22-06 of June 29, 2004).

In order to fill the vacancy and in accordance with applicable Russian law, the Board of Directors of the Company adopted a resolution (Minutes No. 08-07 of July 8, 2004) to include, among other, the issues relating to an early termination of authorities of all members of the Board of Directors of the Company and a subsequent election of full membership of the Board of Directors of the Company into the agenda of an extraordinary general meeting of shareholders of the Company to be held on September 10, 2004, which will enable the shareholders to nominate candidates for election to the Board of Directors of WBD Foods in accordance with the procedure established by law.

Since the Company’s shareholders did not use this possibility, the Board of Directors of the Company hereby recommends to the general meeting of shareholders of WBD Foods, when voting on the agenda item “On early termination of authorities of all members of the Board of Directors of the Company”, not to adopt a resolution on an early termination of authorities of members of the existing Board of Directors of the Company and believes it is advisable to reconsider the issue relating to establishment of the full membership of the Board of Directors of the Company at the next annual general meeting of shareholders of the Company to be held in 2005.

3. Draft Resolution of the Extraordinary General Meeting of Shareholders

1. On the first agenda item, “Early termination of the powers of all members of the Company’s Board of Directors”.

1.1.    Be it resolved not to adopt a resolution on an early termination of authorities of all members of the Company’s Board of Directors.

2. On the second agenda item, “Election of members of the Board of Directors”.

The issue wasn’t put to a vote of the extraordinary general meeting of shareholders.

3. On the third agenda item, “Concerning approval of transactions involving interested parties”.

3.1. In fulfillment of the formal requirements of the Federal Law on Joint Stock Companies regarding the conclusion of transactions involving a potential interest, and in view of the absence of a genuine conflict of interests, be it resolved that the following transactions be approved:

3.1.1     Indemnification agreements between WBD Foods  and each of the following individuals – officials of WBD Foods: members of the Board of Directors of WBD Foods  Guy de Selliers, M.V. Dubinin, Michael O’Neill, A.S. Orlov, S.A. Plastinin, V.A. Tutelyan, V.N. Sherbak, D. Iakobachvili, E.G. Yasin,and E. Linwood Tipton; members of the Management Board of WBD Foods  Ya.Z. Ioffe, M.G. Kagan, A.E. Malyutin, V.V. Preobrazhensky, D. Yadegarjam, as well as Giuffredi Francesco (which shall be concluded no earlier than the date when he becomes a member of the Management Board), under which (agreements) such persons shall be indemnified against all costs and expenses incurred thereby in connection with any lawsuits, claims, judicial proceedings or litigations arising or resulting from performance by such officials of their obligations of members of the Board of Directors and/or members (officials) of the Management Board of WBD Foods, respectively (with Guy de Selliers, M.V. Dubinin, Michael O’Neill, A.S. Orlov, S.A. Plastinin, V.A. Tutelyan, V.N. Sherbak, D. Iakobachvili, E.G. Yasin, E. Linwood Tipton, Giuffredi Francesco, Ya.Z. Ioffe, M.G. Kagan, V.V. Preobrazhensky, D. Yadegarjam, and A.E. Malyutin acting as Beneficiaries).

3.1.2     Agreement on reimbursement of litigation costs between WBD Foods and each of the following individuals – officials of WBD Foods: members of the Management Board of WBD Foods  Ya.Z. Ioffe and M.G. Kagan, under which (agreements) WBD Foods agrees to reimburse such officials for all costs and expenses incurred in connection with any lawsuits, claims, judicial proceedings or litigations arising or resulting from performance by such officials of their obligations as members of the Management Board of WBD Foods (with Ya.Z. Ioffe and M.G. Kagan acting as Beneficiaries).

3.1.3.  A promissory note whereby Rubtsovsk Dairy  CJSC (the “Promisor”) unconditionally agrees to pay WBD Foods (the “Promisee”) or to the order of the said Promisee, upon the presentation of the note for payment, but not later than on February 4, 2005, an amount of RUR 236 248 439,45 together with interest on the said amount at  9,5% per annum. (Beneficiary: Rubtsovsk Dairy  CJSC).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: August 24, 2004